Exhibit 99.2

Interim Condensed Consolidated Financial Statements of

CGI INC.

For the three and six months ended March 31, 2025 and 2024

(unaudited)

Interim Consolidated Statements of Earnings

For the three and six months ended March 31

(in thousands of Canadian dollars, except per share data) (unaudited)

		Three months ended March 31		Six months ended March 31

	Notes	2025	2024	2025	2024

		$	$	$	$
Revenue	10	4,023,409	3,740,814	7,808,654	7,343,784
Operating expenses
Costs of services, selling and administrative		3,357,197	3,110,185	6,531,347	6,129,300
Restructuring, integration and acquisition-related costs	6	66,412	43,546	79,776	93,386
Net finance costs	7	16,631	7,472	23,243	14,730
Foreign exchange loss (gain)		553	2,174	(74)	1,796
		3,440,793	3,163,377	6,634,292	6,239,212
Earnings before income taxes		582,616	577,437	1,174,362	1,104,572
Income tax expense		152,878	150,565	306,044	287,904
Net earnings		429,738	426,872	868,318	816,668
Earnings per share
Basic earnings per share	5b	1.92	1.86	3.86	3.55
Diluted earnings per share	5b	1.89	1.83	3.81	3.50

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2025 and 2024	1

Interim Consolidated Statement of Comprehensive Income

For the three and six months ended March 31

(in thousands of Canadian dollars) (unaudited)

	Three months ended March 31		Six months ended March 31

	2025	2024	2025	2024

	$	$	$	$
Net earnings	429,738	426,872	868,318	816,668
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized gains on translating financial statements of foreign operations	305,833	68,639	535,175	115,530
Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations	(50,678)	(37,253)	(125,906)	(29,619)
Deferred gains (costs) of hedging on cross-currency swaps	8,809	(3,382)	11,370	1,201
Net unrealized (losses) gains on cash flow hedges	(8,461)	10,088	13,562	(600)
Net unrealized gains on financial assets at fair value through other comprehensive income	1,179	18	796	1,870
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement gains (losses) on defined benefit plans	971	12,082	(4,900)	10,097
Other comprehensive income	257,653	50,192	430,097	98,479
Comprehensive income	687,391	477,064	1,298,415	915,147

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2025 and 2024	2

Interim Consolidated Balance Sheet

(in thousands of Canadian dollars) (unaudited)

	Notes	As at March 31, 2025	As at September 30, 2024

		$	$

Assets

Current assets

Cash and cash equivalents	9c and 11	1,099,450	1,461,145

Accounts receivable		1,510,169	1,398,402

Work in progress		1,304,254	1,208,095

Current financial assets	11	22,228	8,334

Prepaid expenses and other current assets		217,661	211,279

Income taxes		5,554	23,271

Total current assets before funds held for clients		4,159,316	4,310,526
Funds held for clients		553,639	506,780

Total current assets		4,712,955	4,817,306

Property, plant and equipment		373,831	366,823

Right-of-use assets		516,550	466,115

Contract costs		364,914	344,029

Intangible assets		1,065,463	718,575

Other long-term assets		90,189	110,440

Long-term financial assets		163,682	149,237

Deferred tax assets		223,693	242,567

Goodwill		11,212,113	9,470,376

		18,723,390	16,685,468

Liabilities

Current liabilities

Accounts payable and accrued liabilities		1,039,955	999,790

Accrued compensation and employee-related liabilities		1,105,645	1,165,903

Deferred revenue		642,979	536,788

Income taxes		161,536	150,300

Current portion of long-term debt		873	999

Current portion of lease liabilities		163,989	150,252

Provisions		43,691	27,471

Current derivative financial instruments	11	4,570	13,073

Total current liabilities before clients’ funds obligations		3,163,238	3,044,576

Clients’ funds obligations		550,153	504,515

Total current liabilities		3,713,391	3,549,091

Long-term debt		3,697,230	2,687,309

Long-term lease liabilities		505,783	469,843

Long-term provisions		23,907	18,951

Other long-term liabilities		324,975	301,082

Long-term derivative financial instruments	11	42,752	19,704

Deferred tax liabilities		54,782	21,132

Retirement benefits obligations		187,247	190,366

		8,550,067	7,257,478

Equity

Retained earnings		7,437,183	7,129,370

Accumulated other comprehensive income	4	881,350	451,253

Capital stock	5a	1,522,370	1,470,333

Contributed surplus		332,420	377,034

		10,173,323	9,427,990

		18,723,390	16,685,468

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2025 and 2024	3

Interim Consolidated Statements of Changes in Equity

For the six months ended March 31

(in thousands of Canadian dollars) (unaudited)

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity

		$	$	$	$	$

Balance as at September 30, 2024		7,129,370	451,253	1,470,333	377,034	9,427,990

Net earnings		868,318	—	—	—	868,318

Other comprehensive income		—	430,097	—	—	430,097

Comprehensive income		868,318	430,097	—	—	1,298,415

Share-based payment costs		—	—	—	40,034	40,034

Income tax impact associated with share-based payments		—	—	—	(1,545)	(1,545)

Exercise of stock options	5a	—	—	49,062	(8,125)	40,937

Settlement of performance share units	5a	(21,267)	—	44,548	(74,978)	(51,697)

Purchase for cancellation of Class A subordinate voting shares and related tax	5a	(471,048)	—	(28,250)	—	(499,298)

Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(13,323)	—	(13,323)

Cash dividends declared	5a	(68,190)	—	—	—	(68,190)

Balance as at March 31, 2025		7,437,183	881,350	1,522,370	332,420	10,173,323

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity

		$	$	$	$	$

Balance as at September 30, 2023		6,329,107	158,975	1,477,180	345,032	8,310,294

Net earnings		816,668	—	—	—	816,668

Other comprehensive income		—	98,479	—	—	98,479

Comprehensive income		816,668	98,479	—	—	915,147

Share-based payment costs		—	—	—	31,680	31,680

Income tax impact associated with share-based payments		—	—	—	8,211	8,211

Exercise of stock options	5a	—	—	61,853	(10,208)	51,645

Settlement of performance share units	5a	764	—	13,143	(28,175)	(14,268)

Purchase for cancellation of Class A subordinate voting shares	5a	(373,852)	—	(13,446)	—	(387,298)

Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(66,847)	—	(66,847)

Balance as at March 31, 2024		6,772,687	257,454	1,471,883	346,540	8,848,564

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2025 and 2024	4

Interim Consolidated Statements of Cash Flows

For the three and six months ended March 31

(in thousands of Canadian dollars) (unaudited)

		Three months ended March 31		Six months ended March 31

	Notes	2025	2024	2025	2024

		$	$	$	$

Operating activities

Net earnings		429,738	426,872	868,318	816,668

Adjustments for:

Amortization, depreciation and impairment		147,406	149,068	288,924	282,274

Deferred income tax recovery		(21,209)	(47,773)	(18,215)	(61,841)

Foreign exchange loss (gain)		613	2,558	(7,971)	(1,701)

Share-based payment costs		15,756	12,918	40,034	31,680

Gain on sale of property, plant and equipment and on lease terminations		(764)	—	(712)	—

Net change in non-cash working capital items and others	9a	(133,385)	(41,618)	(85,800)	12,117

Cash provided by operating activities		438,155	502,025	1,084,578	1,079,197

Investing activities

Net change in short-term investments		—	2,244	1,489	(28,811)

Business acquisitions (net of cash acquired)	8	(1,560,553)	—	(1,590,594)	(49,391)

Loan receivable		8,557	1,840	9,915	3,622

Purchase of property, plant and equipment		(26,810)	(29,974)	(52,808)	(58,470)

Proceeds from sale of property, plant and equipment		—	—	1,295	—

Additions to contract costs		(27,735)	(27,253)	(49,988)	(49,174)

Additions to intangible assets		(45,143)	(45,325)	(80,056)	(80,281)

Purchase of long-term investments		(25,707)	(4,593)	(42,573)	(4,593)

Proceeds from sale of long-term investments		22,757	14,850	34,316	30,054

Cash used in investing activities		(1,654,634)	(88,211)	(1,769,004)	(237,044)

Financing activities

Increase of long-term debt	11	923,922	—	923,922	—

Repayment of long-term debt	11	—	(4,862)	—	(678,125)

Settlement of derivative financial instruments	11	—	—	—	18,087

Payment of lease liabilities		(37,827)	(45,230)	(79,445)	(78,180)

Repayment of debt assumed in a business acquisition		(2,172)	—	(2,172)	—

Purchase for cancellation of Class A subordinate voting shares and related tax	5a	(344,630)	(259,979)	(497,579)	(386,115)

Issuance of Class A subordinate voting shares	5a	24,632	24,814	40,916	51,645

Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(13,323)	(66,847)

Withholding taxes remitted on the net settlement of performance share units	5a	(21,538)	(2,058)	(51,697)	(14,268)

Cash dividends paid	5a	(34,057)	—	(68,190)	—

Net change in clients’ funds obligations		(392,978)	(86,667)	45,152	33,925

Cash provided by (used in) financing activities		115,352	(373,982)	297,584	(1,119,878)

Effect of foreign exchange rate changes on cash, cash equivalents and cash included in funds held for clients		6,561	20,041	66,663	7,309

Net (decrease) increase in cash, cash equivalents and cash included in funds held for clients		(1,094,566)	59,873	(320,179)	(270,416)

Cash, cash equivalents and cash included in funds held for clients, beginning of period		2,469,116	1,507,794	1,694,729	1,838,083

Cash, cash equivalents and cash included in funds held for clients, end of period		1,374,550	1,567,667	1,374,550	1,567,667

Cash composition:

Cash and cash equivalents		1,099,450	1,266,854	1,099,450	1,266,854

Cash included in funds held for clients		275,100	300,813	275,100	300,813

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2025 and 2024	5

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

1.	Description of business

CGI Inc. (the Company), directly or through its subsidiaries, provides managed information technology (IT) and business process services, business and strategic IT consulting and systems integration services, and intellectual property (IP) business solutions to help clients effectively realize their strategies and create added value. The Company was incorporated under Part IA of the Companies Act (Québec), predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its Class A subordinate voting shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.	Basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, Summary of material accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2024 which were consistently applied to all periods presented, except for the new accounting standard amendments adopted on October 1, 2024, as described below in Note 3, Accounting policies.

These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended September 30, 2024.

During the first quarter ended December 31, 2024, the Company combined the previously reported Acquisition-related and integration costs and the Cost optimization program into one operating expenses line called Restructuring, integration and acquisition-related costs. Comparative figures were combined to align with the new presentation with no other impact on the interim condensed consolidated financial statements.

The Company’s interim condensed consolidated financial statements for the three and six months ended March 31, 2025 and 2024 were authorized for issue by the Board of Directors on April 29, 2025.

3.	Accounting policies

ADOPTION OF ACCOUNTING STANDARD AMENDMENTS

The following standard amendments have been adopted by the Company on October 1, 2024:

Classification of Liabilities as Current or Non-current and Information about long-term debt with covenants – Amendments to IAS 1

In January 2020, the IASB amended IAS 1 Presentation of Financial Statements, clarifying that the classification of liabilities as current or non-current is based on existing rights at the end of the reporting period, independent of whether the Company will exercise its right to defer settlement of a liability. Subsequently, in October 2022, the IASB introduced additional amendments to IAS 1, emphasizing that covenants for long-term debt, regardless whether the covenants were compliant after the reporting date, should not affect debt classification; instead, companies are required to disclose information about these covenants in the notes accompanying their financial statements.

Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7

In May 2023, the IASB amended IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to introduce new disclosure requirements to enhance the transparency on supplier finance arrangements and their impact on the Company’s liabilities, cash flows and liquidity exposure. The new disclosure requirements will include information such as terms and conditions, the carrying amount of liabilities, the range of payment due dates, non-cash changes and liquidity risk information around supplier finance arrangements.

The implementation of these standard amendments resulted in no impact on the Company’s interim condensed consolidated financial statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2025 and 2024	6

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

3.	Accounting policies (continued)

ACCOUNTING STANDARD CLARIFICATIONS

International Financial Reporting Interpretations Committee (“IFRIC”) Agenda Decision on Segment Reporting

In 2024, the IFRS Interpretations Committee issued an agenda decision clarifying disclosure requirements for reportable segments under IFRS 8 Operating Segments. The decision emphasizes the need to disclose certain specified items if these are included in the measure of segment profit or loss reviewed by the Chief Operating Decision Maker (CODM) or are otherwise regularly provided to the CODM, even if not included in that measure of segment profit or loss. Following its evaluation of the IFRIC agenda decision, the Company has expanded its segment disclosures to reflect salaries, other employee costs and contracted labour costs. The comparative financial information has been updated accordingly.

FUTURE ACCOUNTING STANDARD CHANGES

There have been no significant updates to future accounting standard changes applicable or consequential to the Company since those disclosed in the annual consolidated financial statements for the year ended September 30, 2024.

4.	Accumulated other comprehensive income

	As at March 31, 2025	As at September 30, 2024

	$	$

Items that will be reclassified subsequently to net earnings:

Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $50,479 ($44,210 as at September 30, 2024)	1,431,434	896,259

Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $49,403 ($48,921 as at September 30, 2024)	(514,863)	(388,957)

Deferred gains of hedging on cross-currency swaps, net of accumulated income tax expense of $4,668 ($2,907 as at September 30, 2024)	30,401	19,031

Net unrealized gains (losses) on cash flow hedges, net of accumulated income tax expense of $3,221 (net of accumulated income tax recovery of $1,421 as at September 30, 2024)	6,632	(6,930)

Net unrealized gains on financial assets at fair value through other comprehensive income, net of accumulated income tax expense of $1,029 ($707 as at September 30, 2024)	3,243	2,447

Items that will not be reclassified subsequently to net earnings:

Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $25,303 ($24,817 as at September 30, 2024)	(75,497)	(70,597)

	881,350	451,253

For the six months ended March 31, 2025, $4,571,000 of the net unrealized gains on cash flow hedges, net of income tax expense of $1,539,000, previously recognized in other comprehensive income, were reclassified in the consolidated statements of earnings ($7,556,000 and $2,663,000, respectively, were reclassified for the six months ended March 31, 2024).

For the six months ended March 31, 2025, $6,336,000 of the deferred gains of hedging on cross-currency swaps, net of income tax expense of $968,000, were also reclassified in the consolidated statements of earnings ($2,978,000 and $455,000, respectively, for the six months ended March 31, 2024).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2025 and 2024	7

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.	Capital stock, share-based payments and earnings per share

a)	Capital stock and share-based payments

	Class A subordinate voting shares		Class B shares (multiple voting)		Total

	Number	Carrying value	Number	Carrying value	Number	Carrying value

		$		$		$

As at September 30, 2024	203,774,163	1,436,680	24,122,758	33,653	227,896,921	1,470,333

Release of Class A subordinate voting shares held in trusts	—	44,548	—	—	—	44,548

Purchased and held in trusts	—	(13,323)	—	—	—	(13,323)

Issued upon exercise of stock options	615,460	49,062	—	—	615,460	49,062

Purchased and cancelled	(3,209,833)	(27,790)	—	—	(3,209,833)	(27,790)

Purchased and not cancelled	—	(460)	—	—	—	(460)

As at March 31, 2025	201,179,790	1,488,717	24,122,758	33,653	225,302,548	1,522,370

i)	Performance shares units and shares held in trusts

During the six months ended March 31, 2025, 674,259 performance share units (PSUs) were granted, 744,146 were settled and 369,508 were forfeited (796,326 were granted, 260,196 were settled and 218,326 were forfeited during the six months ended March 31, 2024). The PSUs granted in the period had a weighted average grant date fair value of $159.44 per unit ($137.89 per unit during the six months ended March 31, 2024).

During the six months ended March 31, 2025, 423,652 Class A subordinate voting shares held in trust were released (160,337 during the six months ended March 31, 2024) with a recorded value of $44,548,000 ($13,143,000 during the six months ended March 31, 2024) that was removed from contributed surplus.

During the six months ended March 31, 2025, the Company settled the withholding tax obligations on behalf of the employees under the Share Unit Plan in relation to the settlement of PSUs for a cash payment of $51,697,000 ($14,268,000 during the six months ended March 31, 2024).

During the six months ended March 31, 2025, the trustees, in accordance with the terms of the Share Unit Plan and Trust Agreements, purchased 84,456 Class A subordinate voting shares of the Company on the open market (463,364 during the six months ended March 31, 2024) for a total cash consideration of $13,323,000 ($66,847,000 during the six months ended March 31, 2024).

As at March 31, 2025, 2,262,160 Class A subordinate voting shares were held in trusts under the Share Unit Plan (2,612,770 as at March 31, 2024 and 2,601,356 as at September 30, 2024).

ii)	Exercises of stock options

During the six months ended March 31, 2025, 615,460 stock options were exercised (877,466 during the six months ended March 31, 2024).

The carrying value of Class A subordinate voting shares includes $8,125,000, which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the six months ended March 31, 2025 ($10,208,000 during the six months ended March 31, 2024).

iii)	Shares purchased and cancelled

On January 28, 2025, the Company’s Board of Directors authorized and subsequently received regulatory approval from the Toronto Stock Exchange (TSX) for the renewal of its Normal Course Issuer Bid (NCIB) which allows for the purchase for cancellation of up to 20,196,413 Class A subordinate voting shares on the open market through the TSX, the New York Stock Exchange (NYSE) and/or alternative trading systems or otherwise pursuant to exemption orders issued by securities regulators. The Class A subordinate voting shares were available for purchase for cancellation commencing on February 6, 2025, until no later than February 5, 2026, or on such earlier date when the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB or elects to terminate the bid.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2025 and 2024	8

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.	Capital stock, share-based payments and earnings per share (continued)

a)	Capital stock and share-based payments (continued)

iii)	Shares purchased and cancelled (continued)

During the six months ended March 31, 2025, the Company purchased for cancellation 3,262,533 Class A subordinate voting shares under its previous and current NCIB for a total cash consideration of $491,497,000 and the excess of the purchase price over the carrying value in the amount of $463,247,000 was charged to retained earnings. Of the purchased Class A subordinate voting shares, 52,700 Class A subordinate voting shares with a carrying value of $460,000 and a purchase value of $7,483,000 were held by the Company and were paid and cancelled subsequent to March 31, 2025.

During the six months ended March 31, 2024, the Company purchased for cancellation 1,008,500 Class A subordinate voting shares under its previous NCIB for a total cash consideration of $136,928,000 and the excess of the purchase price over the carrying value in the amount of $128,661,000 was charged to retained earnings. Of the purchased Class A subordinate voting shares, 67,000 Class A subordinate shares with a carrying value of $563,000 and a purchase value of $9,990,000 were held by the Company and were paid and cancelled subsequent to March 31, 2024. In addition, during the six months ended March 31, 2024, the Company paid for and cancelled 68,550 Class A subordinate voting shares under its previous NCIB, with a carrying value of $558,000 and for a total cash consideration of $9,177,000, which were purchased but were neither paid nor cancelled as at September 30, 2023.

On February 23, 2024, the Company entered into a private agreement with the then Founder and Executive Chairman of the Board of the Company, as well as a wholly-owned holding company, to purchase for cancellation 1,674,930 Class A subordinate voting shares under its previous NCIB for a total cash consideration of $250,000,000 excluding transaction costs of $370,000 which were paid subsequent to March 31, 2024. The excess of the purchase price over the carrying value in the amount of $244,821,000 was charged to retained earnings. The 1,674,930 Class A subordinate voting shares purchased for cancellation on February 23, 2024 included 1,266,366 Class B shares (multiple voting) converted into Class A subordinate voting shares on February 23, 2024, by a holding company wholly-owned by the then Founder and Executive Chairman of the Board of the Company. The repurchase transaction was reviewed and recommended for approval by an independent committee of the Board of Directors of the Company following the receipt of an external opinion regarding the reasonableness of the financial terms of the transaction, and ultimately approved by the Board of Directors. The purchase was made pursuant to an exemption order issued by the Autorité des marchés financiers and was considered within the annual aggregate limit that the Company was entitled to purchase under its previous NCIB. During the three months ended March 31, 2024, a holding company wholly owned by the then Founder and Executive Chairman of the Board of the Company converted a total of 1,422,948 Class B shares (multiple voting) into 1,422,948 Class A subordinate voting shares.

During the six months ended March 31, 2025, the Company recorded $7,801,000 of accrued liabilities related to a 2.0% tax on the fair market value of Class A subordinate voting shares repurchased, net of the value of new equity issued through stock options exercised with a corresponding reduction in retained earnings (nil during the six months ended March 31, 2024). In addition, during the six months ended March 31, 2025, the Company paid $13,565,000 in relation to such tax (nil during the six months ended March 31, 2024).

iv)	Dividends

During the six months ended March 31, 2025, the Company declared and paid the following quarterly cash dividends to holders of Class A subordinate voting shares and Class B shares (multiple voting):

	2025		2024

Dividend Payment Month	Dividend per Share	Value	Dividend per Share	Value

December	0.15	34,133	—	—

March	0.15	34,057	—	—

		68,190		—

On April 29, 2025, the Company’s Board of Directors approved a quarterly cash dividend for holders of Class A subordinate voting shares and Class B shares (multiple voting) of $0.15 per share. This dividend is payable on June 20, 2025 to shareholders of record as of the close of business on May 16, 2025.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2025 and 2024	9

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.	Capital stock, share-based payments and earnings per share (continued)

b)	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the three and six months ended March 31:

	Three months ended March 31

	2025			2024
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$

Basic	429,738	224,275,024	1.92	426,872	229,602,790	1.86

Net effect of dilutive stock options and PSUs[2]		2,915,004			3,661,466
Diluted	429,738	227,190,028	1.89	426,872	233,264,256	1.83

	Six months ended March 31

	2025			2024
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$

Basic	868,318	224,737,870	3.86	816,668	229,952,633	3.55

Net effect of dilutive stock options and PSUs[2]		2,924,284			3,660,050
Diluted	868,318	227,662,154	3.81	816,668	233,612,683	3.50

[1]

During the three months ended March 31, 2025, 2,334,934 Class A subordinate voting shares purchased for cancellation and 2,262,160 Class A subordinate voting shares held in trust were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (1,808,730 and 2,612,770, respectively, during the three months ended March 31, 2024).

During the six months ended March 31, 2025, 3,262,533 Class A subordinate voting shares purchased for cancellation and 2,262,160 Class A subordinate voting shares held in trusts were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (2,683,430 and 2,612,770, respectively, during the six months ended March 31, 2024).

[2]	For the three and six months ended March 31, 2025 and 2024, no stock options were excluded from the calculation of the diluted earnings per share as all stock options were dilutive.

6.	Restructuring, integration and acquisition-related costs

	Three months ended March 31		Six months ended March 31

	2025	2024	2025	2024

	$	$	$	$

Restructuring	44,153	—	52,453	—

Cost optimization program	—	43,401	—	91,063

Integration and acquisition-related costs	22,259	145	27,323	2,323

	66,412	43,546	79,776	93,386

The Company increased the scope of the restructuring program announced during the three months ended December 31, 2024, most of which continues to be targeted within its Continental European operations. During the three and six months ended March 31, 2025, the Company recorded costs for terminations of employment of $39,451,000 and $47,751,000, respectively, under this initiative, as well as costs of vacating leased premises of $4,702,000 for both periods.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2025 and 2024	10

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

6.	Restructuring, integration and acquisition-related costs (continued)

During the year ended September 30, 2023, the Company initiated a cost optimization program to accelerate actions to improve operational efficiencies, including the increased use of automation and global delivery, and to rightsize its global real estate portfolio. As at March 31, 2024, the Company completed its cost optimization program for a total cost of $100,027,000. During the three and six months ended March 31, 2024, the Company recorded $43,401,000 and $91,063,000, respectively of costs under the cost optimization program, which included costs for terminations of employment of $38,347,000 and $69,500,000, respectively, and costs of vacating leased premises of $5,054,000 and $21,563,000, respectively.

During the three and six months ended March 31, 2025, the Company incurred $22,259,000 and $27,323,000, respectively, of integration and acquisition-related costs ($145,000 and $2,323,000 for the three and six months ended March 31, 2024, respectively). The integration and acquisition-related costs during the three and six months ended March 31, 2025, were mainly costs related to redundancy of employment of $7,690,000 and $8,709,000, respectively ($48,000 and $280,000 for the three and six months ended March 31, 2024, respectively) as well as legal and professional fees of $9,717,000 and $11,205,000, respectively ($108,000 and $108,000 for the three and six months ended March 31, 2024, respectively).

7.	Net finance costs

	Three months Ended March 31,		Six months ended March 31

	2025	2024	2025	2024

	$	$	$	$

Interest on long-term debt	17,552	11,437	32,461	24,185

Interest on lease liabilities	7,287	7,281	14,381	14,670

Net interest costs on net defined benefit pension plans	1,428	1,996	3,049	3,979

Other finance costs	850	988	936	3,139

Finance costs	27,117	21,702	50,827	45,973

Finance income	(10,486)	(14,230)	(27,584)	(31,243)

	16,631	7,472	23,243	14,730

8.	Investments in subsidiaries

a)	Acquisitions and disposals

The Company made the following acquisitions during the six months ended March 31, 2025:

–

On December 13, 2024, the Company acquired all of the issued and outstanding equity interests of Daugherty Systems, Inc. (Daugherty), a professional services firm specializing in artificial intelligence, data analytics, strategic IT consulting, and business advisory services, based in St. Louis, U.S., for a total purchase price of $343,023,000. Daugherty employed approximately 1,100 professionals and the acquisition is reported under the U.S. Commercial and State Government operating segment.

–

On February 24, 2025, the Company acquired all of the issued and outstanding shares of BJSS Ltd (BJSS), a technology and engineering consultancy known for its IT solutions and software engineering expertise, based in the U.K., for a total purchase price of $1,258,286,000. BJSS employed approximately 2,400 professionals and the acquisition is mainly reported under the U.K. and Australia operating segment.

–

On March 20, 2025, the Company acquired all of the issued and outstanding shares of Novatec Holding GmbH (Novatec), a professional services firm specializing in cloud-based solutions, agile software development, digital strategy, and business and IT consulting, based in Germany with operations in Spain. Novatec employed approximately 300 professionals and the acquisition is mainly reported under the Germany operating segment.

–

On March 24, 2025, the Company acquired all of the issued and outstanding shares of Momentum Technologies Inc. (Momentum), a professional services firm specializing in digital transformation, managed services, cloud computing, and enterprise software development, based in Québec City, Canada. Momentum employed approximately 250 professionals and the acquisition is reported under the Canada operating segment.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2025 and 2024	11

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.	Investments in subsidiaries (continued)

a)	Acquisitions and disposals (continued)

These acquisitions were made to further expand CGI’s footprint in their respective regions and to complement CGI’s proximity model.

The following table presents the estimated fair value of assets acquired and liabilities assumed for the acquisitions, based on the preliminary estimate of acquisition-date fair value of the identifiable tangible and intangible assets acquired and liabilities assumed:

	Daugherty	BJSS	Other	Total

	$	$	$	$

Accounts receivable	53,546	111,726	14,727	179,999

Work in progress	14,303	4,292	5,482	24,077

Prepaid expenses and other current assets	4,142	5,391	933	10,466

Property, plant and equipment	378	4,535	2,111	7,024

Right-of-use assets	15,538	18,182	7,532	41,252

Intangible assets[1]	79,408	219,988	22,233	321,629

Other long-term assets	3,124	—	—	3,124

Goodwill[2]	213,425	1,055,002	69,926	1,338,353

Accounts payable and accrued liabilities	(25,320)	(75,523)	(5,735)	(106,578)

Other current liabilities	(24,997)	(56,463)	(8,601)	(90,061)

Deferred tax liabilities	—	(54,825)	(7,130)	(61,955)

Long-term debt	—	—	(2,172)	(2,172)

Lease liabilities	(15,538)	(18,182)	(9,996)	(43,716)

Long-term provisions	—	—	(353)	(353)

	318,009	1,214,123	88,957	1,621,089

Cash acquired	25,015	44,163	14,092	83,270

Net assets acquired	343,024	1,258,286	103,049	1,704,359

Consideration paid	335,934	1,239,786	89,234	1,664,954

Consideration payable	7,090	18,500	13,815	39,405

[1]	Intangible assets are composed of client relationships.

[2]

The goodwill arising from the acquisition mainly represents the future economic value associated to acquired work force and synergies with the Company’s operations. The goodwill is only deductible for tax purposes for Daugherty.

The estimated fair value of all assets acquired and liabilities assumed for the above acquisitions are preliminary and will be completed as soon as management will have gathered all the significant information available and considered necessary in order to finalize this allocation.

Since their respective dates of acquisition, Daugherty and BJSS have generated approximately $87,000,000 and $53,000,000, respectively, of revenues, and approximately $7,000,000 and $2,000,000, respectively, of net earnings to the financial results of the Company.

On a pro forma basis, for the six months ended March 31, 2025, these two acquisitions would have generated approximately $413,000,000 of revenues and approximately $17,000,000 of net earnings to the financial results of the Company had their acquisition dates been October 1, 2024.

There were no material disposals for the six months ended March 31, 2025.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2025 and 2024	12

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.	Investments in subsidiaries (continued)

b)	Business acquisitions realized in the prior fiscal year

During the three and six months ended March 31, 2025, the Company paid $2,845,000 and $8,910,000, respectively, related to an acquisition realized in the prior fiscal year.

9.	Supplementary cash flow information

a)	Net change in non-cash working capital items and others is as follows for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31

	2025	2024	2025	2024

	$	$	$	$

Accounts receivable	105,166	127,660	113,135	23,566

Work in progress	(120,518)	(185,063)	(21,383)	(61,359)

Prepaid expenses and other assets	(7,571)	(15,537)	24,595	16,711

Long-term financial assets	7,795	(5,562)	4,850	(18,526)

Accounts payable and accrued liabilities	(51,997)	(26,299)	(131,996)	(26,925)

Accrued compensation and employee-related liabilities	(107,964)	(45,082)	(177,103)	(69,951)

Deferred revenue	42,155	156,733	62,057	161,924

Income taxes	1,877	(72,093)	24,114	(60,707)

Provisions	18,816	18,401	18,469	30,162

Long-term liabilities	(25,287)	1,872	(4,845)	16,509

Derivative financial instruments	85	13	69	(79)

Retirement benefits obligations	4,058	3,339	2,238	792

	(133,385)	(41,618)	(85,800)	12,117

b)	Interest paid and received and income taxes paid are classified within operating activities and are as follows for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31

	2025	2024	2025	2024

	$	$	$	$

Interest paid	30,936	37,381	38,717	56,043

Interest received	17,213	21,549	34,462	44,358

Income taxes paid	157,343	239,623	265,397	364,876

c)	Cash and cash equivalents consisted of unrestricted cash as at March 31, 2025 and September 30, 2024.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2025 and 2024	13

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.	Segmented information

Effective October 1, 2024, the Company realigned its management structure, resulting in the reorganization of its operating segments. The former operating segments of Scandinavia and Central Europe (Germany, Sweden, and Norway) and Northwest and Central-East Europe (primarily Netherlands, Denmark, and Czech Republic) were reorganized into Scandinavia, Northwest, and Central-East Europe operating segment (primarily Sweden, Netherlands, Norway, Denmark, and Czech Republic), and Germany operating segment. As a result, the Company is managed through the following nine operating segments: Western and Southern Europe (primarily France, Portugal and Spain); United States (U.S.) Commercial and State Government; U.S. Federal; Canada; Scandinavia, Northwest and Central-East Europe (primarily Sweden, Netherlands, Norway, Denmark and Czech Republic); United Kingdom (U.K.) and Australia; Germany; Finland, Poland and Baltics; and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific).

The operating segments reflect the revised management structure and the way that the chief operating decision-maker, who is the President and Chief Executive Officer of the Company, evaluates the business. Furthermore, following its evaluation of the IFRIC agenda decision, the Company has expanded its segment disclosures to reflect salaries, other employee costs and contracted labour costs. The Company has restated the segmented information for the comparative period to conform to the new operating segments and the segment expense disclosures.

		For the three months ended March 31, 2025
	Western and Southern Europe	U.S. Commercial and State Government	U.S. Federal	Canada	Scandinavia, Northwest and Central- East Europe	U.K. and Australia	Germany	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	675,302	671,730	575,451	526,710	424,147	476,970	226,165	231,516	255,498	(40,080)	4,023,409

Segment earnings before restructuring, integration and acquisition-related costs, net finance costs and income tax expense	97,561	99,151	77,953	115,939	64,461	69,077	25,636	37,634	78,247	—	665,659

Restructuring, integration and acquisition-related costs (Note 6)											(66,412)

Net finance costs (Note 7)											(16,631)

Earnings before income taxes											582,616

Additional information:

Salaries, other employee costs and contracted labour costs	516,506	491,642	426,612	316,580	276,583	314,891	174,977	147,505	155,226	—	2,820,522

Amortization and depreciation	18,386	24,100	21,396	17,916	21,177	12,808	10,143	9,949	7,846	—	143,721

		For the three months ended March 31, 2024
	Western and Southern Europe	U.S. Commercial and State Government	U.S. Federal	Canada	Scandinavia, Northwest and Central- East Europe	U.K. and Australia	Germany	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	682,728	597,772	496,279	516,717	406,842	402,151	232,380	217,012	234,215	(45,282)	3,740,814

Segment earnings before restructuring, integration and acquisition-related costs, net finance costs and income tax expense	104,289	79,551	75,207	122,032	52,964	64,458	26,854	30,595	72,505	—	628,455

Restructuring, integration and acquisition-related costs (Note 6)											(43,546)

Net finance costs (Note 7)											(7,472)

Earnings before income taxes											577,437

Additional information:

Salaries, other employee costs and contracted labour costs	520,805	415,676	367,598	319,399	272,316	256,461	179,913	141,488	140,891	—	2,614,547

Amortization and depreciation[1]	17,267	30,436	17,680	15,361	21,102	11,296	12,549	9,175	7,362	—	142,228

[1]

Amortization included an impairment in U.S. Commercial and State Government segment of $7,926,000 related to a business solution. This asset was no longer expected to generate future economic benefits.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2025 and 2024	14

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.	Segmented information (continued)

		For the six months ended March 31, 2025
	Western and Southern Europe	U.S. Commercial and State Government	U.S. Federal	Canada	Scandinavia, Northwest and Central- East Europe	U.K. and Australia	Germany	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	1,327,823	1,249,963	1,141,491	1,055,356	831,937	883,156	440,137	455,578	504,215	(81,002)	7,808,654

Segment earnings before restructuring, integration and acquisition-related costs, net finance costs and income tax expense	181,590	177,152	151,186	243,170	111,392	136,033	51,075	66,725	159,058	—	1,277,381

Restructuring, integration and acquisition-related costs (Note 6)											(79,776)

Net finance costs (Note 7)											(23,243)

Earnings before income taxes											1,174,362

Additional information:

Salaries, other employee costs and contracted labour costs	1,029,172	911,962	846,364	625,922	560,924	574,832	339,362	295,367	303,476	—	5,487,381

Amortization and depreciation	36,929	50,000	42,511	34,497	41,702	23,256	19,960	19,523	15,595	—	283,973

		For the six months ended March 31, 2024
	Western and Southern Europe	U.S. Commercial and State Government	U.S. Federal	Canada	Scandinavia, Northwest and Central- East Europe	U.K. and Australia	Germany	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total

	$	$	$	$	$	$	$	$	$	$	$

Segment revenue	1,335,783	1,156,764	979,517	1,015,921	811,038	773,468	454,928	435,900	467,525	(87,060)	7,343,784

Segment earnings before restructuring, integration and acquisition-related costs, net finance costs and income tax expense	190,959	149,928	145,145	242,131	99,749	127,049	51,742	57,620	148,365	—	1,212,688

Restructuring, integration and acquisition-related costs (Note 6)											(93,386)

Net finance costs (Note 7)											(14,730)

Earnings before income taxes											1,104,572

Additional information:

Salaries, other employee costs and contracted labour costs	1,031,983	827,660	726,910	621,561	547,555	491,220	350,899	288,768	279,625	—	5,166,181

Amortization and depreciation[1]	35,539	52,543	29,552	29,568	42,307	22,302	18,775	18,830	14,306	—	263,722

[1]

Amortization included an impairment in U.S. Commercial and State Government segment of $7,926,000 related to a business solution. This asset was no longer expected to generate future economic benefits.

The accounting policies of each operating segment are the same as those described in Note 3, Summary of material accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2024. Intersegment revenue is priced as if the revenue was from third parties.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2025 and 2024	15

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.	Segmented information (continued)

GEOGRAPHIC INFORMATION

The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the intersegment revenue, for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31

	2025	2024	2025	2024

	$	$	$	$

Western and Southern Europe

France	578,834	593,831	1,139,157	1,162,041

Portugal	33,219	30,717	65,376	58,934

Spain	33,270	29,765	64,962	60,145

Others	15,761	14,712	31,615	30,001

	661,084	669,025	1,301,110	1,311,121

U.S.[1]	1,322,532	1,152,876	2,534,299	2,250,164

Canada	577,058	556,519	1,155,914	1,100,893

Scandinavia, Northwest and Central-East Europe

Sweden	181,420	180,469	354,117	362,320

Netherlands	170,012	158,711	335,844	315,618

Norway	29,368	29,505	56,450	56,889

Denmark	24,135	22,967	47,194	44,855

Czech Republic	19,516	18,413	38,099	40,155

Others	17,000	16,275	34,549	31,000

	441,451	426,340	866,253	850,837

U.K. and Australia

U.K.	511,070	438,081	948,902	842,493

Australia	18,476	17,339	39,284	35,406

	529,546	455,420	988,186	877,899

Germany	244,341	248,917	475,060	486,255

Finland, Poland and Baltics

Finland	226,287	213,211	447,237	426,687

Others	19,911	17,617	38,163	34,985

	246,198	230,828	485,400	461,672

Asia Pacific

Others	1,199	889	2,432	4,943

	1,199	889	2,432	4,943

	4,023,409	3,740,814	7,808,654	7,343,784

[1]

External revenue included in the U.S Commercial and State Government and U.S. Federal operating segments was $745,292,000 and $577,240,000, respectively, for the three months ended March 31, 2025 ($654,239,000 and $498,637,000, respectively, for the three months ended March 31, 2024). External revenue included in the U.S. Commercial and State Government and U.S. Federal operating segments was $1,389,367,000 and $1,144,932,000, respectively, for the six months ended March 31, 2025 ($1,266,129,000 and $984,035,000, respectively, for the six months ended March 31, 2024).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2025 and 2024	16

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.	Segmented information (continued)

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31

	2025	2024	2025	2024

	$	$	$	$

Managed IT and business process services	2,231,534	2,006,851	4,397,840	3,978,695

Business and strategic IT consulting and systems integration services	1,791,875	1,733,963	3,410,814	3,365,089
	4,023,409	3,740,814	7,808,654	7,343,784

MAJOR CLIENT INFORMATION

Contracts with the U.S. federal government and its various agencies, included within the U.S. Federal operating segment, accounted for $574,660,000 and 14.3% of revenues for the three months ended March 31, 2025 ($495,035,000 and 13.2% for the three months ended March 31, 2024) and $1,139,617,000 and 14.6% of revenues for the six months ended March 31, 2025 ($975,932,000 and 13.3% for the six months ended March 31, 2024).

11.	Financial instruments

All financial instruments are initially measured at their fair value and are subsequently classified either at amortized cost, at fair value through earnings (FVTE) or at fair value through other comprehensive income (FVOCI).

There were no changes in valuation techniques used for fair value measurements during the six months ended March 31, 2025.

The following table presents the financial liabilities included in the long-term debt measured at amortized cost categorized using the fair value hierarchy.

		As at March 31, 2025		As at September 30, 2024

	Level	Carrying amount	Fair value	Carrying amount	Fair value

		$	$	$	$

2021 U.S. Senior Notes	Level 2	1,429,823	1,322,374	1,342,758	1,223,120

2021 CAD Senior Notes	Level 2	597,563	572,769	597,212	564,768

2024 CAD Senior Notes	Level 2	746,547	763,202	746,144	759,375

2025 U.S Senior Notes	Level 2	922,151	947,643	—	—

Other long-term debt	Level 2	2,019	1,975	2,194	2,119

		3,698,103	3,607,963	2,688,308	2,549,382

For the remaining financial assets and liabilities measured at amortized cost, the carrying value approximates the fair value of the financial instruments given their short-term maturity.

In March 2025, the Company issued senior unsecured notes (2025 U.S. Senior Notes) for a total principal amount of U.S. $650,000,000, less financing fees. This issuance is comprised of one series of notes with a maturity of 5-years at an interest rate of 4.95%, payable semi-annually. The Company also entered into a U.S. dollar to Canadian dollar cross-currency swap agreement for a notional amount of U.S. $650,000,000, which was designated as a cash flow hedge of the Company’s exposure to the currency risks related to these senior unsecured notes, reducing the Canadian dollar equivalent cost of borrowing to 3.71%.

In December 2023, the Company repaid in full the unsecured committed term loan credit facility of U.S. $500,000,000, for a total amount of $670,350,000. The Company also settled the related cross currency swaps with a notional amount of $670,039,000, for a net gain of $18,087,000, for which $311,000 related to the cash flow hedge was recorded in net finance costs and $17,776,000 related to the net investment hedge was recognized in other comprehensive income and will be transferred to earnings when the net investment is disposed of.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2025 and 2024	17

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2025 and 2024

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

11.	Financial instruments (continued)

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at March 31, 2025	As at September 30, 2024

		$	$

Financial assets

FVTE

Cash and cash equivalents	Level 2	1,099,450	1,461,145

Cash included in funds held for clients	Level 2	275,100	233,584

Deferred compensation plan assets	Level 1	114,671	112,270

		1,489,221	1,806,999

Derivative financial instruments designated as hedging instruments

Current derivative financial instruments included in current financial assets	Level 2

Foreign currency forward contracts		20,422	5,055

Long-term derivative financial instruments	Level 2

Foreign currency forward contracts		9,784	2,644

		30,206	7,699

FVOCI

Short-term investments included in current financial assets	Level 2	1,806	3,279

Long-term bonds included in funds held for clients	Level 2	228,538	223,196

Long-term investments	Level 2	30,497	24,209

		260,841	250,684

Financial liabilities

Derivative financial instruments designated as hedging instruments

Current derivative financial instruments	Level 2

Foreign currency forward contracts		4,570	13,073

Long-term derivative financial instruments	Level 2

Cross-currency swaps		38,402	9,500

Foreign currency forward contracts		4,350	10,204

		47,322	32,777

There have been no transfers between Level 1 and Level 2 during the six months ended March 31, 2025.

12.	Guarantees

In the normal course of business, the Company may secure bid and performance bonds from third party financial institutions to offer to certain clients, principally governmental entities. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at March 31, 2025, the Company had committed a total of $281,190,000 of these bonds ($49,441,000 as at September 30, 2024). To the best of its knowledge, the Company complies with its performance obligations under all service contracts for which there is a bid or performance bond, and the ultimate liability, if any, incurred in connection with these guarantees, would not have a material adverse effect on the Company’s consolidated results of operations or financial condition.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2025 and 2024	18